EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share
 (in thousands, except for earnings per share)

	Years Ended June 30,
	2011	2010	2009
Basic income per share
Net income	$6,292	$3,242	$1,574

Weighted-average shares:
Outstanding	8,012	7,838	7,651

Basic income per share	$0.79	$0.41	$0.21

Diluted income per share
Net income	$6,292	$3,242	$1,574

Weighted-average shares:
Outstanding	8,012	7,838	7,651
Options	112	28	39
Restricted common stock	69	92	277
	8,193	7,958	7,967
Diluted income per share	$0.77	$0.41	$0.20